

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2020

Eric A. Brock
Chairman and Chief Executive Officer
Ondas Holdings Inc.
165 Gibraltar Court
Sunnyvale, California 94089

> **Re: Ondas Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed October 26, 2020**
> **File No. 333-249658**

Dear Mr. Brock:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing